iPNOTE



STEP 01	STEP 02	STEP 03
Talk with the AI in your favorite messenger	**Solve any IP tasks with top providers worldwide**	**Track your IP portfolio online and in one place**

LETTER ⌄

Dear investors,

This was a transformative year for iPNOTE. Following our pivot to enterprise in mid-2025, we launched our first production version at the Munich IP conference in November and moved quickly into real deployments. By Q1 2026, we had two enterprise clients live — with real workflows, real payments, and real data flowing through the platform. We've already collected over $30K in enterprise revenue and are scaling these accounts toward $80–100K ARR this year.

Beyond the initial revenue, we've built a structured pipeline that gives us confidence in the path ahead: 2 accounts in final procurement in Germany, 5 more at late stage, 12 qualified opportunities ready for first implementations, and 36 active product discussions. This pipeline supports a path to approximately $1M ARR run rate by mid-2027.

The biggest shift this year is that product risk is behind us. The system is live, integrated into client operations, and proving its value. The challenge now is execution — converting pipeline into revenue and scaling what's already working. We're grateful for your continued support and excited about the momentum heading into the rest of 2026.

We need your help!

We're at an inflection point where warm introductions can directly accelerate revenue. Our highest-value ask is intros to enterprise IP departments, general counsel offices, or heads of innovation at mid-to-large companies — especially in Europe and North America — who manage patent or trademark portfolios. We're also looking for connections to law firms interested in white-labeling or integrating AI-powered IP workflow tools into their practice. If you know anyone in IP management, legal operations, or enterprise procurement, a warm intro would be incredibly valuable at this stage. Beyond intros, we welcome advice from investors who have experience navigating long enterprise sales cycles or scaling B2B SaaS in regulated industries.

Sincerely,

Alex Levkin

Founder, CEO/CPO

How did we do this year?

REPORT CARD



☺ The Good

Product launched at Munich IP conference (Nov 2025), now live in 2 enterprises with real workflows and payments.

First enterprise revenue: 2 clients in production, $30K+ collected, scaling toward $80-100K ARR in 2026.

Strong pipeline: 7 enterprises in late-stage procurement, 12 qualified opps, 36 active discussions.

☹ The Bad

Enterprise sales cycles longer than expected, especially German procurement — pushing revenue to later quarters.

Mid-2025 SMB-to-enterprise pivot required more product and GTM retooling than anticipated.

Operating expenses grew 3x as we invested in enterprise readiness; not yet consistently profitable monthly.

2025 At a Glance

January 1 to December 31



$791,004 +4%
Revenue



-$613,712
Net Loss



$230,707 +43%
Short Term Debt



$833,500
Raised in 2025



$134,250
Cash on Hand
As of 03/31/26

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$757,605 $791,004

-$39,743

-$613,712

2024   2025

Net Margin: -78%   Gross Margin: 6%   Return on Assets: -81%   Earnings per Share: -$0.07

Revenue per Employee: $65,917   Cash to Assets: 29%   Revenue to Receivables: 8,874   Debt Ratio: 199%

📄 IP_Technologies_Inc_Financial_Report.docx.pdf

We  Our 49 Investors

Thank You For Believing In Us

Isaac Wiedmann	Vivek Kumar Dubey	Lewis Benavides	Moshe Guthertz	Ash Ghogale	Damdinbayar Damdinsuren
Stepan Reus	Luke Steadman	Luke Henry	Kenneth N Myers	Brian Small	Vadim K
Darren Fong	Vladimir Isaev	Taeyoung Lee	Alexandr Ghimza...	Victor Danciu	Amir Hossein Zeraati...
Nobuya Sunaga	Slawomir Nowicki	Gabriele Messina	Igor Tsukerman	Evgeniy Labkov	Etienne Cabouat
Jeff Stoller	Dennis Billings	Keaton Albers	Amy Russ	Nicola Lopes Da Cruz	G P
JD Gu	Monica Calzada	Gordon And Irene Calvert...	Alexey Nechaev	Bahram Ahmadzade	Louis Lozouet
Alexander Levin	Leysan Fathulina	Heather Rose	Vladimir PERMIAKOV	Robert Fichter	

Thank You!

From the iPNOTE Team



Alex Levkin **in**

Founder, CEO/CPO

An experienced patent attorney who led his firm for a decade and is now revolutionizing the IP industry to make it accessible and affordable for all.



Andrey Elagin **in**

Co-founder, BDO

Ph.D., serial deep tech entrepreneur with extensive experience managing a global IP portfolio in 50+ countries.



Alex Muntyan **in**

VP of Sales

With 12 years in sales leadership and customer success, Alex drove 500% revenue growth at ABBYY spin-off Smartcat, securing $7M in Series A...



Kseniia Polozhentseva **in**

VP of Marketing

Serial digital entrepreneur with experience working with companies from the Forbes 100 largest companies by net profit rating



Alexey Kharis

Details

The Board of Directors

Director	Occupation	Joined
Aleksandr Levkin	CEO @ Yes	2023

Officers

Officer	Title	Joined
Aleksandr Levkin	President CEO Secretary Treasurer	2023

Voting Power

Holder	Securities Held	Voting Power
Aleksandr Levkin	9,000,000 Common Stock	96.7%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
08/2022	$25,000	Safe	Section 4(a)(2)
09/2022	$175,000	Safe	Section 4(a)(2)
10/2022	$175,000		Section 4(a)(2)
02/2024	$15,000	Safe	Section 4(a)(2)
10/2024	$152,900		Other
02/2025	$2,500	Safe	Section 4(a)(2)
04/2025	$50,000		4(a)(6)
06/2025	$1,000	Safe	Section 4(a)(2)
07/2025	$25,000	Safe	Section 4(a)(2)
07/2025	$25,000	Safe	Section 4(a)(2)
07/2025	$500,000	Safe	Section 4(a)(2)
07/2025	$20,000	Safe	Section 4(a)(2)
08/2025	$25,000	Safe	Section 4(a)(2)
08/2025	$25,000	Safe	Section 4(a)(2)
08/2025	$100,000	Safe	Section 4(a)(2)
10/2025	$50,000	Safe	Section 4(a)(2)
11/2025	$10,000	Safe	Section 4(a)(2)
01/2026	$40,000	Safe	Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
10/11/2022	$175,000 ❓	5.0%	0.0%	$4,000,000	12/31/2025 ❓

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Stripe ❓	10/03/2024	$152,900	$19,546 ❓	7.13%		Yes

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	10,000,000	9,303749	Yes

| Warrants: | 0 |
| Options: | 0 |

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Dependence on Third-Party Providers: The company relies on third-party providers for various operational services, including data storage, cybersecurity, and platform hosting. Any disruption in these services, or failure by third parties to meet service standards, could negatively impact the platform's reliability, customer satisfaction, and overall business operations.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Intellectual Property Risks: As a company operating in the IP management space, there is a risk of legal disputes regarding intellectual property rights, both with clients and competitors. Additionally, the failure to secure or protect the company's own intellectual property may harm its competitive advantage and business viability.

Technological Evolution and Adoption: Rapid changes in technology and the need to continuously update and improve the platform to remain competitive pose significant risks. If the company fails to keep up with technological advancements or if customers are slow to adopt new features, it could negatively impact revenue and market position.

Market and Economic Conditions: The company's success depends on the overall health of the IP industry and global economic conditions. A downturn in the economy, fluctuations in demand for IP management services, or changes in industry regulations could reduce customer spending, affecting the company's growth and profitability.

Alexey Kharis is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

The intellectual property (IP) services industry is dominated by well-established players with significant financial resources, extensive customer bases, and recognized brand equity. These industry giants have the capacity to develop similar AI-powered platforms for IP registration and management, leveraging their existing infrastructure and market influence. If they choose to enter this segment, they could potentially capture a substantial share of the market by offering competitive pricing, bundling services, or utilizing their extensive sales and distribution networks. This competitive pressure could slow down our growth, reduce our market share, and impact our long-term financial performance.

IPNOTE handles highly sensitive intellectual property data, including patent applications, trademark filings, and confidential business information. Any cybersecurity breach, unauthorized data access, or significant vulnerability in our systems could result in the exposure of critical customer data. Such an incident would not only lead to legal liabilities and potential regulatory penalties but would also severely damage customer trust and our platform's reputation. Rebuilding trust after a significant data breach could be challenging and may result in customer attrition and long-term financial losses.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor  ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created  for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby. The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;

the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

our results of operations, financial position and capital resources;

current business conditions and projections;

the marketability or lack thereof of the securities;

the hiring of key personnel and the experience of our management;

the introduction of new products;

the risk inherent in the development and expansion of our products;

our stage of development and material risks related to our business;

the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

industry trends and competitive environment;

trends in consumer spending, including consumer confidence;

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

IP Technologies Inc

Delaware Corporation
Organized August 2022
12 employees
16291 Coastal Highway
Lewes DE 19859 https://ipnote.pro

Business Description

Refer to the iPNOTE profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

iPNOTE is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less ⌄